UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person *: Kim Sang-Ho (Last) (First) (Middle) c/o Unit 615, 18 Wynford Drive (Street) Toronto Ontario M3C 3S2 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol: Edgetech Services Inc. - (EDGH - OTC BB)		6. Relationship of Reporting Person(s) to Issuer: (Check all applicable) _X_ Director _X__10% Owner _X_ Officer (give title ___ Other (specify below) below) President and Chairman
	3. I.R.S. Identification Number or Reporting Person, if an entity (Voluntary) N/A	4. Statement for Month/Year March, 2003
		5. If Amendment, Date of Original (Mo/Yr) N/A	7. Individual or Joint/Group Reporting (Check Applicable Line) _X_ Form Filed by One Reporting Person ___ Form Filed by More than One Reporting Person

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr.3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8) Code V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr.4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price

Common Stock	03/13/2003		J	150,000	(D)	$1.00	6,648,231	D

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II  Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (M/D/Y)	3A. Deemed Execution Date, if any (M/D/Y)	4. Transaction Code (Instr. 8) Code V	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (M/D/Y)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount of Number of Shares
Exercise of stock options for common stock	$0.25	--	--	J	--	--	Oct. 28, 2002	Nov. 3, 2007	--	--	--	0	D	N/A
Right to exercise stock options for common stock	$0.30	--	--	J	--	--	Nov. 4, 2003	Nov. 3, 2007	Common	150,000	$0.30	150,000	D	N/A
Right to exercise stock options for common stock	$0.35	--	--	J	--	--	Nov. 4, 2004	Nov. 3, 2007	Common	150,000	$0.35	150,000	D	N/A
Right to exercise stock options for common stock	$0.40	--	--	J	--	--	Nov. 4 2005	Nov. 3 2007	Common	150,000	$0.40	150,000	D	N/A

Explanation of Responses:

Note (1):

On March 13, 2003, Mr. Sang-Ho Kim sold 150,000 common shares at $1.00 per share, which were acquired by an exercise 150,000 stock options $0.25 per common share on February 11, 2003.

** Intentional Misstatements or omissions of facts constitute Federal Criminal Violations.

March  13     , 2003

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Date

Note:  File three copies of this Form, one of which must be manually signed.  If space

Provided is insufficient, see Instruction 6 for procedure.

/s/Sang-Ho Kim

** Signature of Reporting Person - Sang Ho Kim